SEC 13011330 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 19 2013

Washington DC 401

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGIONAL INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. PETE ROSE WAY, SUITE 127

(No. and Street)

CINCINNATI, OH 45203

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY FEDASCH 513-241-5555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 2/20/13

DD 2/27/13

BB

OATH OR AFFIRMATION

I, JERRY FEDASCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REGIONAL INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

DALE W. KLOCKE
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL INVESTMENT SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2012

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REGIONAL INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

January 30, 2013

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

We have audited the accompanying balance sheet of Regional Investment Services, Inc., as of December 31, 2012, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. Regional Investment Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Investment Services, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Regional Investment Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 and 2011

		2012		2011
ASSETS				
Cash and cash equivalents	$	12,412	$	23,995
Commissions receivable		8,507		7,743
Refundable income taxes		-		-
Prepaid expense		1,200		1,990
TOTAL ASSETS	$	22,119	$	33,728

LIABILITIES AND STOCKHOLDERS' EQUITY

		2012		2011
LIABILITIES				
Commissions payable	$	4,510	$	3,720
Deferred federal and state income taxes		-		240
TOTAL LIABILITIES		4,510		3,960
STOCKHOLDERS' EQUITY				
Common Stock (no par value, 850 authorized, 100 share issued and outstanding)	$	12,000	$	12,000
Additional Paid In Capital		12,000		-
Retained Earnings		(6,391)		17,768
TOTAL STOCKHOLDERS' EQUITY		17,609		29,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	22,119	$	33,728

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions and fees	$ 151,659	$ 151,476
TOTAL REVENUE	151,659	151,476
EXPENSES		
Commissions	128,052	130,618
Occupancy and equipment costs	5,850	1,800
Professional fees	19,850	14,600
Insurance	519	5,636
Regulatory fees	20,698	5,830
Other operating expenses	849	1,956
TOTAL EXPENSES	175,818	160,440
Income (Loss) Before Income Tax	(24,159)	(8,964)
Income Tax Benefits (Expense)	-	(240)
Net Income Before Equity in Income of Investee	(24,159)	(9,204)
Equity in Income of Investee	-	-
Net Income (Loss)	$ (24,159)	$ (9,204)
Earning (Loss) per share of common stock	$ (241.59)	$ (92.04)

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2011	$ 12,000	$ -	$ 26,972	$ 38,972
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(9,204)	(9,204)
Balance at December 31, 2011	**$ 12,000**	**$ -**	**$ 17,768**	**$ 29,768**
Additional Paid In Capital	-	12,000	-	12,000
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	(24,159)	(24,159)
Balance at December 31, 2012	**$ 12,000**	**$ 12,000**	**$ (6,391)**	**$ 17,609**

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	(24,159)	$	(9,204)
(Increase) decrease in operating assets:				
Commission receivable		(764)		287
Prepaid expenses		790		(623)
Prepaid taxes		-		-
Increase (decrease) in operating liabilities:				
Commissions payable		790		(1,451)
Income tax payable		(240)		(114)
Net Cash Provided by (Used in) Operating Activities		(23,583)		(11,105)
CASH FLOWS FROM INVESTING ACTIVITIES				
Contribution of equity, as additional paid in capital		12,000		-
Net Cash Provided by (Used in) Operating Activities		12,000		-
Net increase (decrease) in cash		(11,583)		(11,105)
Cash - beginning of year		23,995		35,100
Cash - end of year	$	12,412	$	23,995
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES				
Cash Paid During the Year for: Taxes	$	-	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations–Regional Investment Services, Inc. was formed on January 20, 1999 as a corporation in the state of Ohio. The Firm is a registered securities broker dealer with the Securities and Exchange Commission (SEC) and as a member of the Financial Industry Regulatory Authority (FINRA). The Firm was formed to offer a broad range of investment management services for the investing public within and without Ohio.

b. Cash Equivalents–For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2012 and 2011.

c. Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk–The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable–Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation–Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2012 and 2011. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising–The Firm's advertising costs are expensed as incurred. During 2012 and 2011, no advertising costs were incurred.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2012 and 2011, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2012 and 2011 there were no payables to accrue.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2012
Refundable federal income tax (balance due)	$ -
Refundable state income tax (balance due)	-
Total refundable income tax (balance due)	$ -
Federal income tax expense (benefit)	$ -
State income tax expense	-
Total income tax expense	$ -

NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $5,400 for the both years ended December 31, 2012 and 2011.

NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 7: PRIOR YEAR FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2011 were audited by a different independent certified public accounting firm, their report dated February 27, 2012 stated an unqualified opinion. Prior year information is presented for comparison and illustrative purposes.

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

January 30, 2013

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

REGIONAL INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
Schedule I

1. Total ownership equity from Statement of Financial Condition			$ 17,609
2. Deduct ownership equity not allowable for Net Capital			-
3. Total ownership equity qualified for Net Capital			$ 17,609
4. Add:			
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities			17,609
6. Deductions and/or charges:			
	a. Total nonallowable assets from Statement of Financial Condition	5,648	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
	d. Other deductions and/or charges	-	(5,648)
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			11,961
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))			
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	d. Undue Concentrations	-	
	e. Other	-	-
10. Net Capital			$ 11,961

The accompanying notes are an integral part of the financial statements.

REGIONAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	301
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			5,000
13. Net capital requirement (greater of line 11 or 12)			5,000
14. Excess net capital (line 10 less 13)			6,961
15. Net capital less greater of 10% of line 18 or 120% of line 12		$	5,961
16. Total liabilities from Statement of Financial Condition		$	4,510
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value is paid or credited	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	4,510
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			37.71%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

January 30, 2013

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

We have audited Regional Investment Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Regional Investment Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, Regional Investment Services, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Regional Investment Services, Inc., and our report dated January 30, 2013 expressed an unqualified opinion.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

January 30, 2013

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2012 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

January 30, 2013

The Board of Directors
REGIONAL INVESTMENT SERVICES, INC.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Regional Investment Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Investment Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Regional Investment Services, Inc's management is responsible for Regional Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2012 to December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2012 to December 31, 2012 noting the no material differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA